UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

AboveNet, Inc.

(Name of Issuer)

Common Shares, par value $.01 per share

(Title of Class of Securities)

00374N107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

Explanatory Note

Reference is made to the Statement on Schedule 13G filed by JGD Management Corp. on October 6, 2004 and the subsequently filed amendments thereto, which are collectively referred to as the “Original Schedule 13G.” This filing amends the Original Schedule 13G.

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13G

CUSIP No. 00374N107
1)	NAMES OF REPORTING PERSONS York Capital Management Global Advisors, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 2,320,353
	6)	SHARED VOTING POWER -0-
	7)	SOLE DISPOSITIVE POWER 2,320,353
	8)	SHARED DISPOSITIVE POWER -0-
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,320,353
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.1%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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Item 1	(a).	Name of Issuer:

AboveNet, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

360 Hamilton Avenue White Plains, New York 10601

Item 2	(a).	Name of Person Filing:

This Schedule is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”) with respect to:

(i) 269,577 Common Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.;

(ii) 426,960 Common Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.;

(iii) 217,414 Common Shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC;

(iv) 399,424 Common Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC;

(v) 583,644 Common Shares directly owned by York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Credit Opportunities Master”), the general partner of which is York Credit Opportunities Domestic Holdings, LLC; and

(vi) 260,567 Common Shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC;

(vii) 66,755 Common Shares directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC;

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(viii) 35,894 Common Shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and

(ix) 60,118 Common Shares directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”).

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Credit Opportunities, York Credit Opportunities Master, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Common Shares directly owned by such investment funds.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

The Dinan Family Foundation (the “Dinan Foundation”), a New York not-for-profit corporation, owns 26,105 Common Shares. Mr. Dinan is the President and Treasurer, and a member of the Board of Directors, of the Dinan Foundation. Consequently, Mr. Dinan may be deemed to be the beneficial owner of all Common Shares directly owned by the Dinan Foundation. YGA disclaims beneficial ownership of all Common Shares directly owned by the Dinan Foundation.

The Deborah and Daniel Schwartz Foundation (the “Schwartz Foundation”), a New York not-for-profit corporation, owns 7,868 Common Shares. Mr. Schwartz is the President of the Schwartz Foundation. Consequently, Mr. Schwartz may be deemed to be the beneficial owner of all Common Shares directly owned by the Schwartz Foundation. YGA disclaims beneficial ownership of all Common Shares directly owned by the Schwartz Foundation.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of YGA is:

c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, New York 10153

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Item 2	(c).	Citizenship:

The place of organization of YGA is New York.

Item 2	(d).	Title of Class of Securities:

Common Shares, par value $.01 per share

Item 2	(e).	CUSIP Number:

00374N107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

2,320,353

	(b)	Percent of class:

9.1%

	(c)	Number of shares as to which the person has:

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(i) Sole power to vote or to direct the vote

2,320,353

(ii) Shared power to vote or to direct the vote

-0-

(iii) Sole power to dispose or to direct the disposition of

2,320,353

(iv) Shared power to dispose or to direct the disposition of

-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for each of the Reporting Persons have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 25,578,131 Common Shares outstanding as of November 1, 2010 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by YGA is held by York Capital, York Multi-Strategy, York Select, York Credit Opportunities, York Credit Opportunities Master, York Select Master, York Global Value, Jorvik or the Managed Accounts, as the case may be, all of which are subject to YGA’s investment discretion. YGA disclaims beneficial ownership of all Common Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Operating Officer

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